July 28, 2023

Via EDGAR

Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:    Charles Eastman
Claire Erlanger

Re:    SUNPOWER CORP
Form 10-K for the year ended January 1, 2023
Form 10-Q for the period ended April 2, 2023
Form 8-K furnished on May 3, 2023
Response dated June 16, 2023
File No. 1-34166

Ladies and Gentlemen,

SunPower Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 26, 2023 (the “Comment Letter”) in respect of (i) the Company’s Annual Report on Form 10-K (the “10-K”) for the year ended January 1, 2023 submitted on March 10, 2023, (ii) the Company’s Quarterly Report on Form 10-Q (the “10-Q”) for the period ended April 2, 2023 submitted on May 3, 2023, (iii) Exhibit 99.1 of the Company’s Form 8-K (the “Press Release”) for the quarter ended April 2, 2023 submitted on May 3, 2023, and (iv) the Company’s response letter dated June 16, 2023 submitted on June 16, 2023.

Set forth below is the Company’s response to comment #1 in the Comment Letter. This response letter supplements our previous responses filed on June 30, 2023 and July 26, 2023. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the aforementioned 10-K, 10-Q, Press Release, and response letter.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 28, 2023

Form 10-Q for the period ended April 2, 2023
Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40

1. We note your response to our prior comment 1 that you will respond by June 30, 2023. We will evaluate your response when provided.

Response: The Company respectfully acknowledges the Staff’s comment. The Company does not engage in business activities requiring disclosure pursuant to Section 13(r). Going forward, TotalEnergies SE, our affiliate, plans to update the Company on a quarterly basis with respect to activities knowingly engaged in during the quarter that require disclosure under Section 13(r) of the Exchange Act. Accordingly, in its future quarterly reports on Form 10-Q, the Company plans to disclose TotalEnergies SE’s activities reported to the Company that were knowingly conducted during the quarterly period covered by the report and require disclosure under Section 13(r) of the Exchange Act.

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If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (510-540-0550).

Very truly yours,

/s/ ELIZABETH EBY
Elizabeth Eby
Executive Vice President, Chief Financial Officer

cc:	Evan Kass, Partner, Ernst & Young LLP
Raquel Fox, Partner, Skadden, Arps, Slate, Meagher & Flom LLP